June 28, 2010

BY EDGAR AND BY FEDEX

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Pamela Long, Assistant Director
Craig Slivka, Special Counsel
Errol Sanderson, Financial Analyst

Re:	Shengkai Innovations, Inc.
Registration Statement on Form S-3
Filed on June 3, 2010
File No. 333-167276

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Shengkai Innovations, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 am, Eastern Time, on June 30, 2010, or as soon thereafter as possible.

On behalf of the Company, we hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan, Esq